Buenos Aires, November 8th, 2018

COMISIÓN NACIONAL

DE VALORES

BOLSAS Y MERCADOS

ARGENTINOS S.A.

Ref.: Operations with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and Bolsas y Mercados Argentinos S.A. in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), to inform that on the date hereof, the Board of the Directors of the Company approved a new general framework containing the terms and conditions for acquiring the services of Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. related to the construction and engineering of the Company projects to be carried out in the next year. The terms and conditions of this new framework are the same as those contained in the framework approved last year, informed as Relevant Event on November 9th, 2018.

It is worth noting that, prior to the aforementioned approval, it was required the opinion of the Company´s Supervisory Committee so that it issues an opinion regarding the adjustment of those operations to arm’s length conditions, in accordance with art. 72 of the Capital Markets Law, and it concluded that, as long as those operations are made in accordance with the pre-established and approved conditions, they can be reasonably considered arm’s length conditions for the market.

It is informed that the opinion of the Supervisory Committee is published in the “Autopista de la Información Financiera” and at the disposal of the shareholders at the Company´s offices.

            Sincerely,

María Agustina Montes

Head of Market Relations